May 1, 2025

Adel Al-Saleh
Chief Executive Officer
SES S.A.
Ch  teau de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg

       Re: SES S.A.
           Registration Statement on Form F-4
           Filed April 29, 2025
           File No. 333-286828
Dear Adel Al-Saleh:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Acquisition-related pro forma adjustments, page 122

1. We note your disclosure on page 11 that at the Closing your RSUs and PSUs will be canceled and converted to rights to receive cash and CVRs. Please clarify if any unvested RSUs or PSUs will be accelerated, or performance conditions modified, in contemplation of the Acquisition. If so, tell us how you considered including the related compensation expense as an adjustment to your pro forma income statement assuming the awards had vested as of January 1, 2024. Refer to Article 11-01 (a)(8) of
       Regulation S-X.
 May 1, 2025
Page 2
2.     Your disclosure on page 11 states that    On September 27, 2024,
Intelsat issued a
       distribution of $500 million out of Intelsat   s share premium to
Intelsat shareholders.
       As a result of such distribution, the Closing Cash Consideration payable by SES in connection with the Acquisition as of the date of this prospectus has been reduced to
       $2.6 billion.    Please reconcile this with your disclosure that SES
will pay $3.1 billion
       in cash at the Closing and your purchase price allocation disclosed on page 125.
D. Financing adjustments, page 125

3. Please clarify if you intend to draw down any additional amounts under your bridge facility or term loan facility in connection with Acquisition. If so, tell us how you considered including these borrowings in your pro forma statement of financial position as of December 31, 2024, and the related interest expense in your pro forma income statement assuming the borrowings had been drawn down on January 1, 2024.
       Refer to Article 11-01 (a)(8) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Larry Spirgel at 202-551-3815
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Eric Scarazzo